Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 23, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC Capelle aan den IJssel, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by MobiFon Holdings B.V. on June 22, 2005, entitled “MOBIFON ANNOUNCES EXTENSION OF CONSENT TIME FOR CONSENT SOLICITATION RELATING TO ITS 12.50% SENIOR NOTES DUE 2010”.

MobiFon Announces Extension of Consent Time for Consent Solicitation Relating to its 12.50% Senior Notes due 2010

Wednesday, June 22, 2005, 8:20 am ET

MobiFon Holdings B.V. (the “Company”) today announced that it has extended the Consent Time to 5:00 P.M., New York City time, on June 24, 2005 from 5:00 P.M., New York City time, on June 21, 2005. All Holders who validly tender their Notes and thereby deliver Consents on or prior to the Consent Time will receive the Total Consideration, which includes the Tender Offer Consideration and the Consent Payment. Tendered Notes may be withdrawn and Consents may be revoked at any time prior to the Consent Time. All of the other terms and conditions set forth in the consent solicitation statement dated June 7, 2005 (the “Consent Solicitation Statement”) remain unchanged.  Capitalised terms used but not defined herein shall have the meanings set out in the Consent Solicitation Statement.

Questions from holders of the Notes regarding the consent solicitation or requests for additional copies of the Consent Solicitation Statement or other related documents should be directed to D.F. King & Co., Inc., the Information Agent for the consent solicitation, at 48 Wall Street, New York, New York, 10005 (telephone 800-714-3313 or 212-269-5550 (collect)) or the Solicitation Agent for the consent solicitation,  Goldman, Sachs & Co., at 85 Broad Street, 29th floor, New York, New York, 10004 (telephone 800-828-3482 or 212-357-3019 (collect)).

This announcement is not a solicitation of consent with respect to any Notes. The consent solicitation is being made solely by the Consent Solicitation Statement and related documents, dated June 7, 2005, which set forth the complete terms of the consent solicitation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: June 23, 2005	By:	/s/ E A J De Rijk
	Name:	Erik De Rijk
	Title:	Director